SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

September 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY		Class A 3,672,900; Class B 397,100
OWNED BY EACH
REPORTING PERSON	8.	SHARED VOTING POWER
WITH
-0-

	9.	SOLE DISPOSITIVE POWER

Class A 3,672,900; Class B 397,100

	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,672,900; Class B 397,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 17.44%; Class B 7.12%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

ITEM 2 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

(e) On September 10, 2014, the Securities and Exchange Commission issued an “Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order and Civil Penalty” (the “Order”) In the Matter of Gregory M. Shepard, Respondent (Administrative Proceeding File No. 3-16064). The Order is available as Release No. 73035 at the following link: http://www.sec.gov/litigation/admin/2014/34-73035.pdf.

The Order found that the Filing Person violated Section 16(a) of the Securities Exchange Act of 1934 and Rule 16a-3 promulgated thereunder by failing to make timely filings of Form 3 (Initial Statement of Beneficial Ownership) and Form 4 (Statement of Changes in Beneficial Ownership) to report transactions in the Issuer’s securities. The Order ordered the Filing Person to cease and desist from committing or causing any violations and any future violations of Section 16(a) of the Securities Exchange Act of 1934 and Rule 16a-3 promulgated thereunder and to pay a civil penalty in the amount of $80,000 to the Securities and Exchange Commission.

The Filing Person had submitted an Offer of Settlement consenting to the entry of the Order, without admitting or denying the findings in the Order, and the Securities and Exchange accepted such Offer of Settlement.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 15, 2014

/s/ Gregory M. Shepard

Gregory M. Shepard